

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2011

Mr. Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-172295**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. All graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   We note that you intend to conduct an issuer tender offer as part of any business combination, if shareholder approval is not required. Please revise to clarify if you must structure your tender offer to allow any shareholder wishing to tender 100% of his/her shares the ability to do so and receive the full tendered amount if a combination is consummated. If not, please revise to discuss the possibility where you may only be required to purchase a pro rata portion of the shares tendered from your shareholders.

Prospectus Cover Page

3.   Please revise to ensure that the font used here is at least 10 point type and that the cover page is one page in length. Consider revising to limit this page to information required by Item 501 of Regulation S-K. Please refer to Rule 420 of Regulation C.

Prospectus Summary, page 1

4.   We note that your summary is 19 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in other parts of the summary section or in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

5.   Please revise to remove the prior performance disclosure included on pages 1 and 2 discussing the "total return" and comparing the return of Capitol I to the S&P 500 from this summary section. To the extent you would wish to retain this disclosure elsewhere, please provide the appropriate calculation used to substantiate the claims and the sources for the disclosure.

6.   In connection with your disclosure concerning Capitol I, please revise to clarify that the "business combination" was completed with a shell company with no operating history and that the terms of the transaction did not comply with the guidelines established in its IPO prospectus. Briefly discuss here and elaborate later on the additional purchases of Capitol I's shares that were made in order to obtain approval. Also, clarify if you believe you may deviate from your guidelines here as Mr. Ein previously did while controlling Capitol I.

7.   We note your purpose to engage in a business combination with a "target business." Please revise to clarify if the target business has to be an operating company. If not, clarify the possibility that the target business could be with a shell, which would prevent shareholders from evaluating any historical operations in making their decision to tender or vote for the transaction. In such situation, please also clarify that your criteria and guidelines would be irrelevant if you took a similar path as Capitol I.

Use of Proceeds, page 39

8.   Please revise to indicate whether there would be any limit on the amount of expenses that may be reimbursed to your management or their affiliates.

Dilution, page 43

9.   In your calculation of pro forma net tangible book value after the offering, please address the following:

- Your calculation of pro forma net tangible book value after the offering includes deferred offering costs. Explain to us why it is appropriate to include this amount in net tangible book value after the offering but exclude it from the net tangible book value before the offering.
- Provide to us your analysis determining that 16,693,750 units are subject to conversion/tender. We are unsure why the full amount of shares offered are not subject to conversion/tender.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

Liquidity and Capital Resources, page 46

10.   We note your disclosure on page 47 where you state that you may use debt as consideration to consummate your initial business combination or because you are obligated to redeem a significant number of your public shares upon consummation of your initial business combination. Please revise your disclosure to describe your policy with respect to how much debt you may incur, including your maximum debt leverage ratio.

Proposed Business, page 49

11.   On page 35, you disclose that you are not required to obtain a fairness opinion from an independent source unless the target is related to your officers, directors or sponsors. Please revise to clarify if you will determine the fair market value of the target(s) and the fairness to your shareholders of your initial combination transaction, even if you do not obtain such information from an independent source. If such determinations are made, clarify if you will disclose the basis for such determinations to shareholders.

Permitted purchases of shares, page 56

12.   You disclose it is "intended" that purchases would comply with Rule 10b-18 at prices not to exceed the per share amount of the trust. Please clarify if that means you are not prohibited to make such purchases at prices above the per share amount.

13.   Please revise to clarify that this limitation does not apply to your possible side purchases, which may include negotiated arrangements and the use of "aggregators," used to influence the outcome of any vote on a proposed transaction. Further, please provide a separate subheading to discuss your and any affiliates' ability to engage in such transactions and the resulting effect on book value going forward.

Certain Transactions, page 71

14.   Please tell us how you plan to value and account for the private placement warrants that you or your designees will purchase and revise your disclosures to state whether you believe the sale of the private placement warrants will result in share-based compensation

expense. Please also provide to us an analysis, with major assumptions noted, supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies.

Notes to Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-8

General

15. We note that your efforts to date have been limited to organizational and offering activities. Please disclose the amount of organization and offering costs incurred through the prospectus date or a comparably reasonable date.

Note 7 – Stockholder Equity

Common Stock

16. We note that a portion of the common stock sold to the Sponsor includes earn out shares that are subject to forfeiture. Tell us how you intend to account for the earn out provision and cite any relevant accounting literature you relied upon. In your response tell us whether the earn out provision will result in any compensation expense once the contingency has been resolved.

Item 16. Exhibits and Financial Statement Schedules, page II-4

17. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

18. For the exhibits that can be executed prior to effectiveness, please tell us why you are filing the "form of."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Via *facsimile*: (212) 818-8881